[Letterhead of TD Ameritrade Holding Corporation]

August 23, 2012

Via EDGAR

Ms. Suzanne Hayes, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. Hayes:

On behalf of TD Ameritrade Holding Corporation (together with its wholly-owned subsidiaries, the “Company”), we respectfully submit this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated August 3, 2012 (the “Comment Letter”).

Form 10-K for the fiscal year ended September 30, 2011

Item 1A. Risk Factors

Staff Comment 1: Our corporate debt level may limit our ability to obtain additional financing, page 17

We note your response to prior comment three. However, your proposed disclosure does not quantify your debt service obligations. Please provide us with proposed disclosure to be included in future filings that quantifies your payment obligations on a monthly, quarterly and/or yearly basis, as the case may be.

Company response:

We supplementally advise the Staff that there are no periodic principal payment obligations on our long-term debt. The entire principal amounts are payable on the due dates indicated. We do not consider interest payments significant to this risk factor. We propose to clarify our previously proposed disclosure as follows (new language is underlined):

Our corporate debt level may limit our ability to obtain additional financing.

As of September 30, 2011, we had approximately $1.25 billion of long-term debt, consisting of $250 million of 2.950% Senior Notes with principal due in full on December 1, 2012, $500 million of 4.150% Senior Notes with principal due in full on December 1, 2014 and $500 million of 5.600% Senior Notes with principal due in full on December 1, 2019. Our ability to meet our cash requirements, including our debt repayment obligations, is dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are or may be beyond our control. We cannot provide assurance that our business will generate sufficient cash flows from operations to fund our cash requirements. If we are unable to meet our cash requirements from operations, we would be required to obtain alternative financing. The degree to which we may be leveraged as a result of the indebtedness we have incurred could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes, could make us more vulnerable to industry downturns and competitive pressures or could limit our flexibility in planning for, or reacting to, changes and opportunities in our industry, which may place us at a competitive disadvantage. There can be no assurance that we would be able to obtain alternative financing, that any such financing would be on acceptable terms or that we would be permitted to do so under the terms of existing financing arrangements. In the absence of such financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt repayment obligations or fund required capital expenditures could be materially and adversely affected.

Staff Comment 2: We have extensive relationships and business transactions with TD…, page 18

We note your response to prior comment four. Please supplement your proposed disclosure to describe the benefits of the insured deposit agreement from a capital perspective and the associated risks if the agreement were to be terminated or modified. In this regard, we note the descriptions of the arrangement that your executives have given, including, for example, the one your Chief Financial Officer gave at the March 5, 2012 Raymond James 33rd Annual Institutional Investors Conference.

Company response:

We propose to supplement our previously proposed disclosure as follows (new language is underlined):

We have extensive relationships and business transactions with TD and some of its affiliates, which if terminated or adversely modified could have a material adverse effect on our business, financial condition and results of operations.

We have extensive relationships and business transactions with TD and certain of its affiliates. The insured deposit account agreement between us and affiliates of TD provides a significant portion of our revenue. This agreement enables our clients to invest in an FDIC-insured deposit product without the need for the Company to establish the significant levels of capital that would be required to maintain our own bank charter. During fiscal 2011, net revenues related to this agreement accounted for approximately 28% of our net revenues. For fiscal year 2011, the average balance of client cash swept to our insured deposit account offering was $48.5 billion. The average yield earned on the insured deposit account balances was 150 basis points higher than the average net yield earned on segregated cash balances during fiscal 2011. The termination or adverse modification of this agreement without replacing it on comparable terms with a different counterparty, which may not be available, could have a material adverse effect on our business, financial condition and results of operations. If this agreement was terminated or adversely modified and we elected to establish our own bank charter for purposes of offering an FDIC-insured deposit product, we would be required to establish and maintain significant levels of capital within a bank subsidiary. We would also be subject to various other risks associated with banking, including credit risk on loans and investments, liquidity risk associated with bank balance sheet management, operational risks associated with banking systems and infrastructure and additional regulatory requirements and supervision.

Item 8. Financial Statements and Supplementary Data

Staff Comment 3: Note 18. Related Party Transactions, page 78

We note your response to prior comment 17. In an effort to provide greater transparency on the IDA agreement and the components of the insured deposit account fees, please disclose the information from your response in future filings.

Company response:

In future filings, beginning with the Company’s Form 10-K for the fiscal year ending September 30, 2012, we propose to expand the second paragraph under the “Insured Deposit Account Agreement” subheading in the Related Party Transactions footnote. The following example is based on the disclosure in Note 10 of the Form 10-Q for the quarter ended June 30, 2012 (new language is underlined):

The Company is party to an insured deposit account (“IDA”) agreement with TD Bank USA, N.A. (“TD Bank USA”), TD Bank, N.A. and TD. Under the IDA agreement, TD Bank USA and TD Bank, N.A. (together, the “Depository Institutions”) make available to clients of the Company FDIC-insured money market deposit accounts as either designated sweep vehicles or as non-sweep deposit accounts. The Company provides marketing, recordkeeping and support services for the Depository Institutions with respect to the money market deposit accounts. In exchange for providing these services, the Depository Institutions pay the Company a fee based on the weighted average yield earned on the client IDA assets, less the actual interest paid to clients, a flat fee to the Depository Institutions of 25 basis points and the cost of FDIC insurance premiums.

The IDA agreement has a term of five years beginning July 1, 2008, and is automatically renewable for successive five-year terms, provided that it may be terminated by any party upon two years’ prior written notice. As of June 30, 2012, neither the Company nor TD has exercised its termination rights. The fee earned on the IDA agreement is calculated based on two primary components: (a) the yield on fixed-rate investments, based on prevailing fixed rates for identical balances and maturities in the interest rate swap market (generally LIBOR-based) at the time such investments were added to the IDA portfolio and (b) the yield on floating-rate investments, based on the monthly average rate for 30-day LIBOR. The agreement provides that, from time to time, the Company may request amounts and maturity dates for the fixed-rate investments in the IDA portfolio, subject to the approval of the Depository Institutions. For example, if the Company requests (and the Depository Institutions agree) that $100 million of deposits should be invested in 5-year fixed rate investments, and on the day such investment is approved the prevailing fixed yield for the applicable 5-year U.S. dollar LIBOR-based swaps is 1.00%, then the Company will earn a gross fixed yield of 1.00% on that portion of the portfolio (before any deductions for interest paid to clients, the flat 25 basis point fee to the Depository Institutions and the cost of FDIC insurance premiums). The interest rates paid to clients are set by the Depository Institutions, in consideration of Company recommendations, and are not linked to any index. As of June 30, 2012, the IDA portfolio was comprised of approximately 92% fixed rate investments and 8% floating rate investments.

Staff Comment 4: Item 15. Exhibits, Financial Statement Schedules

We note your response to prior comment 18. We also note that the insured deposit account fees accounted for approximately 30% of your net revenues during the three months and six months ended March 31, 2012 and that in your response you indicate that the agreement is not immaterial in amount or significance. Since The Toronto-Dominion Bank and affiliates own approximately 45% of your outstanding common stock, it appears that the agreement is required to be filed as an exhibit. Please see Item 601(b)(10)(ii)(A) of Regulation S-K.

Company response:

Item 601(b)(10)(ii)(A) requires the filing of a contract “to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties….” The Toronto-Dominion Bank and its affiliates are not directors, officers, promoters, voting trustees or underwriters of the Company. Therefore, the IDA agreement need be filed under this Item only if The Toronto-Dominion Bank and its affiliates are considered “named” security holders.

The Toronto-Dominion Bank and its affiliates are not “named” as security holders in the Form 10-K and other periodic reports of the Company. We believe that “naming” occurs pursuant to the requirements of Items 507 and 509 of Regulation S-K, where the interests in the registrant of certain persons “named in the registration statement” or “named in the prospectus” must be disclosed in that document. Item 507 requires the naming in a registration statement of each selling security holder for whose account securities are to be offered. Item 509 requires disclosure of an expert’s or counsel’s connection to the registrant as a “director,” “officer,” “promoter,” “voting trustee,” “security holder” or “underwriter.” We believe that the conformity of terminology in Items 507 and 509 with Item 601(b)(10)(ii)(A) is an obvious fit, demonstrating meaning and consequence of being a “named” security holder.

Naming of security holders, experts and counsel under Items 507 and 509 carries with it disclosure about these named persons because any interest or relationship that they might have with the registrant is deemed material in the securities offering. For example, in the case of the interests of counsel or experts, their independent judgment could be called into question. Items 507 and 509 do not apply to periodic reports. In addition, we do not believe The Toronto-Dominion Bank and its affiliates are “named” in the Company’s Form 10-K (or other periodic reports) within the meaning of that term under the securities laws. Accordingly, we believe that the IDA agreement need not be filed under Item 601(b)(10)(ii)(A).

Form 10-Q for Quarterly Period Ended March 31, 2012

Item 1. Financial Statements

Note 7. Fair Value Disclosures

Staff Comment 5: Valuation Techniques, page 16

Please revise your disclosure in future filings to describe your valuation processes as required by ASC 820-10-50-2(f). Refer to ASC 820-10-55-105 for additional guidance.

Company response:

We supplementally advise the Staff that as of March 31, 2012, the Company’s financial instruments categorized within Level 3 of the fair value hierarchy represented only 0.3% of the Company’s total assets measured at fair value on a recurring basis and only 0.04% of the Company’s total assets. We respectfully note that the provisions of the Accounting Standards Codification need not be applied to immaterial items. We do not believe additional disclosure regarding our valuation processes for these fair value measurements is required because the amounts involved are immaterial to the Company’s consolidated financial statements.

Staff Comment 6: Valuation Techniques, page 16

We note your response to prior comment 13 and your proposed disclosure for debt securities. Please clarify in future filings whether, and if so, how and why, you adjust prices obtained from independent pricing vendors on your debt securities.

Company response:

In response to the Staff’s comment, in future filings, beginning with the Company’s Form 10-K for the fiscal year ending September 30, 2012, we propose to revise the “Debt Securities” paragraph within the “Valuation Techniques” section of our Fair Value Disclosures footnote as follows (new language is underlined):

Level 2 Measurements:

Debt Securities – Fair values for debt securities are based on prices obtained from an independent pricing vendor. The primary inputs to the valuation include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. The Company validates the vendor pricing by periodically comparing it to pricing from another independent pricing service. The Company has not adjusted prices obtained from the independent pricing vendor for any periods presented in the Consolidated Financial Statements because no significant pricing differences have been observed.

Staff Comment 7: Level 3 Measurements, page 17

Please revise future filings to include a narrative description of the sensitivity of the Level 3 fair value measurements to changes in the unobservable inputs disclosed in accordance with ASC 820-10-50-2(g).

Company response:

Please reference our response to Staff Comment 5. We do not believe discussion of the sensitivity of the Level 3 fair value measurements is required because the amounts involved are immaterial to the Company’s consolidated financial statements.

Staff Comment 8: Level 3 Measurements, page 17

We note your money market and other mutual funds measured at Level 3 relate to funds managed by The Reserve. We also note your disclosure beginning on page 10 regarding the Reserve Yield Plus Fund and the related outstanding litigation. Please address the following:

•	Tell us whether the positions in money market and other mutual funds managed by The Reserve include positions in the Reserve Yield Plus Fund and if so, disclose the amount.

•

Tell us and revise future filings to disclose in greater detail your valuation process for these positions and how you use the underlying portfolio holdings to calculate the value. In addition, tell us whether The Reserve publishes data on the underlying portfolio holdings on a recurring basis and if so, the “as of” date for the published report you used to calculate the fair value for the quarter ended March 31, 2012.

•	Revise future filings to provide the disclosures required by paragraphs 2(bbb) and 2(g) of ASC 820-10-50 for these money market and other mutual funds, as applicable.

Company response:

We supplementally advise the Staff that the entire dollar amount included in money market and other mutual funds measured at Level 3 represents positions in the Reserve Yield Plus Fund for all periods presented. As of March 31, 2012, the Company’s money market and other mutual funds categorized within Level 3 of the fair value hierarchy represented only 0.04% of the Company’s total assets measured at fair value on a recurring basis and only 0.005% of the Company’s total assets. We do not believe additional disclosure for these fair value measurements is required because the amounts involved are immaterial to the Company’s consolidated financial statements.

Staff Comment 9: Fair Value of Financial Instruments Not Recorded at Fair Value, page 17

We note on the face of the financial statements that cash and investments segregated in compliance with federal regulations totaled $5.5 billion as of March 31, 2012 and that $3.7 billion relates to reverse repurchase agreements. You also disclose on page 14 that $1.2 billion represents U.S. government debt securities. Please revise future filings to provide the disclosures required by ASC 825-10-50 and ASC 820-10-50-2E for the remaining balance of this line item if the remaining amounts related to financial instruments.

Company response:

We supplementally advise the Staff that the remaining balance within the cash and investments segregated in compliance with federal regulations line item consisted of $0.6 billion of cash held in demand deposit accounts as of March 31, 2012. In future filings, beginning with the Company’s Form 10-K for the fiscal year ending September 30, 2012, we propose to expand our disclosure under “Fair Value of Financial Instruments Not Recorded at Fair Value” as follows (new language is underlined):

Cash and investments segregated in compliance with federal regulations include reverse repurchase agreements (securities purchased under agreements to resell) of $3.7 billion and $1.9 billion at March 31, 2012 and September 30, 2011, respectively. Reverse repurchase agreements are treated as collateralized financing transactions and are carried at amounts at which the securities will subsequently be resold, plus accrued interest. The Company’s reverse repurchase agreements generally have a maturity of seven days and are collateralized by U.S. Treasury securities in amounts exceeding the carrying value of the resale agreements. Accordingly, the carrying value of reverse repurchase agreements approximates fair value (categorized as Level 2 of the fair value hierarchy). In addition, this category includes cash held in demand deposit accounts of $0.6 billion at March 31, 2012 and September 30, 2012, for which the carrying value approximates fair value (categorized as Level 1 of the fair value hierarchy).

Staff Comment 10: Fair Value of Financial Instruments Not Recorded at Fair Value, page 17

Please confirm that this disclosure includes all financial instruments that meet the disclosure requirements in ASC 825-10-50 paragraphs 10 to 19. In your response, address whether all the receivable and payable line items on the face of the financial statements meet the disclosure exception for trade receivables and payables in ASC 825-10-50-14. If any do not meet this exception, please revise future filings to include them in this disclosure.

Company response:

We believe that the receivable and payable line items on the face of the financial statements meet the disclosure exception for trade receivables and payables in ASC 825-10-50-14. However, given that the Accounting Standards Codification does not define the terms “trade receivables” or “trade payables”, we propose to supplement our disclosure under “Fair Value of Financial Instruments Not Recorded at Fair Value” as follows, beginning with the Company’s Form 10-K for the year ending September 30, 2012:

Cash and cash equivalents, receivable from/payable to brokers, dealers and clearing organizations, receivable from/payable to clients, receivable from/payable to affiliates and other receivables are short-term in nature and accordingly are carried at amounts that approximate fair value. Cash and cash equivalents include cash and highly-liquid investments with an original maturity of three months or less (categorized as Level 1 of the fair value hierarchy). Receivable from/payable to brokers, dealers and clearing organizations, receivable from/payable to clients, receivable from/payable to affiliates and other receivables are recorded at or near their respective transaction prices and historically have been settled or converted to cash at approximately that value (categorized as Level 2 of the fair value hierarchy).

Item 4. Controls and Procedures

Staff Comment 11: Changes in Internal Control over Financial Reporting, page 36

We note your disclosure that your relationship with an outsourced clearing firm for clearing of clients’ future transactions changed from a “fully disclosed” basis to an “omnibus” basis in February 2012. Please tell us and revise future filings to disclose the actual control changes that were made as part of this relationship change.

Company response:

We supplementally advise the Staff that under the omnibus futures clearing relationship, TD Ameritrade, Inc. now carries client cash and open client futures trades on its balance sheet. In addition, client funds in futures accounts are subject to segregation requirements under Commodity Exchange Act regulations. Therefore, we established internal controls to ensure proper accounting for client futures trading and segregation of client futures funds, consisting of reviews and approvals of related reconciliations, computations, fund movements and regulatory reports.

We note that Item 308(c) of Regulation S-K requires disclosure of material changes in internal control over financial reporting that occurred during the registrant’s last fiscal quarter (i.e. the quarter covered by the report in the case of a Form 10-Q, or the fourth fiscal quarter in the case of a Form 10-K.) Therefore, future filings would not include disclosure regarding this particular change. In future filings, when there is disclosure of a material change in internal control over financial reporting, we will disclose more details about the actual control changes, similar to the description above.

Per your request in the Comment Letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the above responses, please contact me at (402) 827-8933.

Very truly yours,

/s/ William J. Gerber
William J. Gerber
Executive Vice President, Chief Financial Officer